

October 5, 2021

Brent de Jong
Chief Executive Officer
Agrico Acquisition Corp.
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102, Cayman Islands

> **Re: Agrico Acquisition Corp.**
> **Form 8-K**
> **Filed July 21, 2021**
> **File No. 001-40586**

Dear Mr. de Jong:

We have reviewed your September 17, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2021 letter.

Form 8-K Filed July 21, 2021

Exhibit 99.1
Notes to the Financial Statement
Note 4 - Private Placement Warrants, page F-6

1. You appear to be stating in your response that the terms of the Private Warrants as disclosed in Form S-1 are not accurate. Please tell us how you plan to correct these disclosures.

You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services